UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________

FORM 11-K

(Mark one)

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2004
OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Central Maine Power Company
  Employee Savings and Investment Plan for Non-Union Employees
83 Edison Drive
Augusta, Maine 04336

Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

Energy East Corporation
52 Farm View Drive
New Gloucester, Maine 04260-5116

REQUIRED INFORMATION

The Central Maine Power Company Employee Savings and Investment Plan for Non-Union Employees (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2004 and 2003 and supplemental schedules, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Central Maine Power Company Employee Savings
and Investment Plan for Non-Union Employees

Date: June 29, 2005	By /s/Richard R. Benson Richard R. Benson Committee Member
Date: June 29, 2005	By /s/R. Scott Mahoney R. Scott Mahoney Committee Member
Date: June 29, 2005	By /s/Robert D. Kump Robert D. Kump Committee Member

APPENDIX 1

CENTRAL MAINE POWER COMPANY
EMPLOYEE SAVINGS AND INVESTMENT PLAN FOR NON-UNION EMPLOYEES

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2004
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Central Maine Power Company
Employee Savings and Investment Plan For Non-Union Employees
Index to Financial Statements and Supplemental Schedules

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Central Maine Power Company
   Employee Savings and Investment Plan for Non-Union Employees

We have audited the accompanying statement of net assets available for benefits of the Central Maine Power Company Employee Savings and Investment Plan for Non-Union Employees (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Central Maine Power Company Employee Savings and Investment Plan for Non-Union Employees as of December 31, 2004, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of loans or fixed income obligations in default or classified as uncollectible, assets (held at end of year) and reportable transactions as of or for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost and net gain or loss on certain transactions. Disclosure of this information is required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ Baker Newman & Noyes Limited Liability Company
Portland, Maine June 28, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the
Central Maine Power Company Employee Savings and Investment Plan
   for Non-Union Employees

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Central Maine Power Company Employee Savings and Investment Plan for Non-Union Employees (the "Plan") at December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP
New York, New York
June 24, 2004

Central Maine Power Company
Employee Savings and Investment Plan for Non-Union Employees
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003
	2004	2003

Assets:
Investments, at fair value:
Registered Investment Companies	$ 63,029,963	$ 58,397,665
Common/Collective Trust	9,077,097	12,157,493
Energy East Corporation Stock Fund	7,940,431	6,662,342
Participant loans	1,093,812	1,210,878

	81,141,303	78,428,378

Receivables:
Due from broker for securities sold	-	7,825
Contributions Receivable	11,402	-

	11,402	7,825

Net assets available for benefits	$ 81,152,705	$ 78,436,203

See notes to financial statements.

Central Maine Power Company
Employee Savings and Investment Plan for Non-Union Employees
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003
	2004	2003

Additions:
Investment income
Net appreciation in fair value of investments	$ 7,477,452	$ 11,716,605
Interest and dividends	1,307,762	921,606

	8,785,214	12,638,211

Contributions:
Participant	2,813,762	3,366,930
Employer	1,001,192	1,209,074
Transfers from other qualified plans	555,435	254,893
Contributions Receivable - Employers	2,574	-
Contributions Receivable - Employees	8,828	-

	4,381,791	4,830,897

Total additions	13,167,005	17,469,108

Deductions:
Benefits paid to participants	8,612,820	6,658,549
Transfers to other qualified plans	1,837,683	108,039
Administrative expenses	-	3,562

Total deductions	10,450,503	6,770,150

Net increase	2,716,502	10,698,958
Net assets available for benefits: Beginning of year	78,436,203	67,737,245

End of year	$ 81,152,705	$ 78,436,203

See notes to financial statements.

Central Maine Power Company
Employee Savings and Investment Plan for Non-Union Employees
Notes to Financial Statements
December 31, 2004 and 2003

1.   DESCRIPTION OF THE PLAN

The following description of the Central Maine Power Company (Company) Employee Savings and Investment Plan for Non-Union Employees (Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established by the Company on February 19, 1981, and became effective May 1, 1981, under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution plan covering non-union employees of the Company, as well as the non-union employees of the Energy East Corporation's (Energy East) family of companies that elect to participate under the Plan provisions. Energy East, the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Eligibility

Each full-time, part-time and temporary non-union employee of the Company, or an affiliated employer who is not in a unit of employees covered by a collective bargaining agreement, is immediately eligible to participate in the Plan.

Contributions

Each participant elects a salary reduction percentage to be contributed to the Plan. Participants may elect to make contributions in amounts equal to 2% to 50% (in multiples of 1%) of their base compensation to the Plan through salary reduction agreements. As of January 1, 2002, participants age 50 or over by the end of the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution in 2003 was $2,000 and increases by $1,000 a year until the additional contribution reaches a maximum of $5,000 in 2006.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

Central Maine Power Company
Employee Savings and Investment Plan for Non-Union Employees
Notes to Financial Statements
December 31, 2004 and 2003

1.   DESCRIPTION OF THE PLAN  (Continued)

Contributions (Continued)

The Company contributes to the Plan an amount equal to 60% of the first 5% of the salary reduction plus 50% of the next 2% for a possible total match of 4% on a 7% salary reduction. However, the total contribution that the Company is obligated to make for any year does not exceed the maximum amount deductible from the Company's gross income under applicable provisions of the Code. The Company's matching contribution is made simultaneously with the payroll cycle. As of January 1, 2002, the Energy East Corporation Stock Fund was converted to an Employee Stock Ownership Plan (ESOP). Dividends from the ESOP may be reinvested or taken in cash.

Effective January 1, 2004, the Company's match for Union Water Power employees who participate in the Plan with at least one but less than 5 years of service is as follows: 75% up to 6% of pay, for employees for 5 or more years of service: 100% up to 6% of pay.

Benefit Payments

On termination of service a participant may elect either a lump sum amount equal to the value of the interest in the participant's account, or installments over a period permissible under the Code. Distributions made from the funds occur as a result of termination of employment, death, retirement or permanent disability no later than 60 days after the end of the Plan year, unless under certain circumstances participants elect otherwise.

A participant may elect to make a regular withdrawal of up to 100% of the value of the participant's contributions under certain conditions and earnings thereon (but not less than $1,000 unless the value of such participant's contributions and earnings thereon total less than $1,000, in which case such total may be withdrawn), after approval by the Savings and Investment Plan for Non-Union Employees Committee. Only one regular withdrawal may be made in any year.

Other withdrawals may be made only for reasons of hardship. With the consent of the Company's Savings and Investment Plan for Non-Union Employees Committee, a participant may elect to make a hardship withdrawal, as determined in accordance with the Plan provisions, of up to 100% of the participant's account.

Vesting

Participants are 100% vested in their account balances. Each participant's account consists of the participant's contributions and any rollover money, the matching Company contribution and any net earnings thereon.

Central Maine Power Company
Employee Savings and Investment Plan for Non-Union Employees
Notes to Financial Statements
December 31, 2004 and 2003

1.   DESCRIPTION OF THE PLAN  (Continued)

Participant Loans

A Plan participant may borrow a minimum of $500 and up to a maximum of one-half of the participant's vested account balances or $50,000, less the highest outstanding loan balance in the prior twelve months, whichever is less. Loan interest rates are set by the Committee in accordance with prevailing rates charged by local banks. Interest rates on loans outstanding at year end range from 7.25% to 10.06% for 2004 and 2003. The maximum term of the loans is generally five years, or longer for mortgages, with borrowed funds being repaid through payroll deductions.

If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end. Units of common/collective trust funds are valued at the net asset value of units held by the Plan at year end. The Energy East Corporation Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefits recorded when paid.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and to terminate the Plan. In the event of termination of the Plan, the net assets of the Plan are set aside, first for payment of all Plan expenses, and second, for distribution to participants based upon the balances in their individual accounts.

Central Maine Power Company
Employee Savings and Investment Plan for Non-Union Employees
Notes to Financial Statements
December 31, 2004 and 2003

2.   SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Risk and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.   INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2004 and 2003:
	2004	2003

Fidelity Magellan Fund	-	$ 14,405,525
Vanguard PRIMECAP Fund	-	9,290,285
Janus Advisor Balanced Fund	-	4,974,716
Putnam S & P 500 Index Fund	-	12,157,493
Neuberger & Berman Genesis Trust Fund	-	7,127,622
Putnam Money Market Fund	-	11,333,386
Energy East Corporation Stock	$ 7,940,431	6,662,342
J. P. Morgan Stable Value Fund	9,077,097	-
T. Rowe Price Small Cap Value Fund	9,643,173	-
Vanguard Institutional Index Fund	35,469,209	-

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2004 and 2003, as follows:
	2004	2003

Registered Investment Companies	$ 4,930,776	$ 8,729,164
Common/Collective Trust	1,292,256	2,772,794
Energy East Corporation Stock Fund	1,254,420	214,647

	$ 7,477,452	$ 11,716,605

4.   INCOME TAX STATUS

The Internal Revenue Service determined and informed the Company sponsor by letter dated February 21, 2001, that the Plan is qualified and the related trust established under the Plan is tax-exempt, under the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

Central Maine Power Company
Employee Savings and Investment Plan for Non-Union Employees
Notes to Financial Statements
December 31, 2004 and 2003

5.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies which were managed by Putnam Fiduciary Trust Company (Putnam) through December 30, 2004 and by T. Rowe Price Retirement Plan Services (T. Rowe Price) as of December 31, 2004. Putnam was the trustee as defined by the Plan through December 30, 2004 and T. Rowe Price became the trustee as defined by the Plan through December 30, 2004; therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

6.   ADMINISTRATIVE EXPENSES

Substantially all of the administrative expenses are paid for by the Company.

Central Maine Power Company
Employee Savings and Investment Plan for Non-Union Employees
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004
	Identity of Issue	Description of Investment	Current Value

	Pimco Total Return Fund	Registered Investment Company	$ 3,344,704
	Domini Social Equity Class R	Registered Investment Company	1,275,358
*	T. Rowe Price Equity Income Fund	Registered Investment Company	250,714
	Fidelity Diversified International Fund	Registered Investment Company	3,109,901
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	755,263
	J. P. Morgan Stable Value Fund	Common/Collective Trust	9,077,097
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	113,495
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	41,743
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	929,831
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	2,648,431
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	1,631,320
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	1,851,345
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	1,016,056
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	165,941
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	45,241
*	T. Rowe Price Small-Cap Value Fund	Registered Investment Company	9,643,173
	Vanguard Explorer	Registered Investment Company	738,238
	Vanguard Institutional Index Fund	Registered Investment Company	35,469,209
*	Energy East Corporation Stock	Energy East Corporation Stock Fund	7,940,431
	Loan Fund	Participant Loans (7.25% - 10.06%)	1,093,812

	Total assets held at end of year		$ 81,141,303

*	Party-in-interest

Central Maine Power Company
Employee Savings and Investment Plan for Non-Union Employees
Schedule H, Line 4j - Schedule of Reportable Transactions
Year Ended December 31, 2004
(a) Identity of Party Involved	(b) Description of Assets (Include Interest Rate and Maturity in Case of Loan)	(c) Purchase Price	(d) Sales Price

*Putnam Investments	Putnam S&P 500 Index Fund	$ -	$ 12,115,602
Putnam Investments	Fidelity Magellan Fund	-	12,666,160
*Putnam Investments	Janus Advisor Balanced Fund	-	4,726,332
*Putnam Investments	Vanguard PRIMECAP Fund	-	10,687,445
Putnam Investments	Neuberger & Berman Genesis Trust Fund	-	9,643,172
*T. Rowe Price	T. Rowe Price Small-Cap Value Fund	9,643,173	-
T. Rowe Price	J. P. Morgan Stable Value Fund	9,077,097	-
T. Rowe Price	Vanguard Explorer	35,469,209	-

(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

$ -	$ -	$ -	$ 12,115,602	$ -
-	-	-	12,666,160	-
-	-	-	4,726,332	-
-	-	-	10,687,445	-
-	-	-	9,643,172	-
-	-	9,643,173	9,643,173	-
-	-	9,077,097	9,077,097	-
-	-	35,469,209	35,469,209	-

*  Indicates party-in-interest.

Note: The above transactions represent mandated purchases and sales upon the change in trustee. All other transactions were participant-directed, and thus are not presented on this schedule.

Central Maine Power Company Employee
Savings and Investment Plan for Non-Union Employees
Schedule G, Part I: Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible
As of December 31, 2004

(a) Party in interest	(b) Identity	(c) Original amount of loan	(f) Unpaid balance at end of year	(g) Description

	Participant Loan	$15,580	$15,580	7.25% loan dated 1/2/04, matures 1/12/09
	Participant Loan	$6,000	$6,000	7.25% loan dated 1/2/04, matures 1/22/07
	Participant Loan	$6,100	$6,100	7.25% loan dated 8/28/02, matures 8/31/07